August 22, 2005

Ms. Heather C. Tress

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0610

Washington, D.C. 20549

RE: SEC File No. 0-17187 Comment Letter dated August 10, 2005

Form 10-K for the Fiscal Year Ended September 30, 2004

Financial Statements, page 22

Inventories, page 29

1.      Please refer to your response to prior comment 1 from our June 13, 2005 letter. We note that adjustment A in Exhibit A reduces your inventory reserve in 2002 for lower of cost or market adjustments or for excess reserve amounts. A write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please tell us the nature of this decrease to your reserve and discuss your considerations of the above and footnote 2 to ARB 43 and SAB Topic 5.BB.

Response:

The amount of $1,530,700 shown in Exhibit A of our response to your letter dated June 13, 2005 should have been in "Write-Off" column, which has no effect on Cost of Sales. This amount was erroneously shown as a decrease to the reserve. We have included a revised Exhibit A.

Thank you.

Sincerely,

 /s/ Kimiko Milheim

Kimiko Milheim

Chief Financial Officer

Exhibit A
		Affects Cost of Sales:				No effect on
	Beginning	Increase to		Decrease of		Cost of Sales:		Ending
	Reserve	Reserve	Note	Reserve	Note	Write-off	Note	Reserve

2002	1,867,700					(1,530,700)	A	337,000

2003	337,000	1,779,000	B			(1,072,800)	C	1,043,200

2004	1,043,200	250,000	D			(250,300)	E	1,042,900

NOTES:

A - Write-off of inventory previously reserved.
B - Increase in reserve during year based on analyses.
C - Write-off of inventory reserved during fiscal 2003.
D - Increase in reserve during year based on analyses.
E - Write-off of inventory reserved during fiscal 2004.